Contact

www.linkedin.com/in/glashowmd (LinkedIn)
www.glashowmd.com (Company)

Top Skills

Orthopedic Surgeon

Co- Chief of Sports Med at Mount Sinai Hospital

Associate Clinical Professor of Orthopaedic Surgery

Languages

Spanish

Certifications

• Drug Enforcement Administration License

• NPI

Recertification ABOS 2002

Diplomat

Diplomat

Jonathan L. Glashow

Orthopedic Surgeon in NYC / Sports Medicine Surgeon in NYC at J.L. Glashow, M.D. P.C.

New York, New York, United States

Summary

NYC Orthopedic Surgeon / Sports Medicine Surgery
New York Magazine's "Best Orthopedic Surgeon in NYC"
http://www.glashowmd.com

Dr Jonathan L. Glashow is a Board Certified Orthopaedic Surgeon, Co-Chief of Sports Medicine/Clinical Associate Professor at Mount Sinai Medical Center and Chief Medical Officer/ Team Physician for the NBA's Philadelphia 76ers. Being in private practice for 20 years, Dr. Glashow specializes in Shoulder, Knee and Hip injuries. Using cutting edge technologies to return athletes of all levels back to their prime condition, Dr. Glashow's clinical and research interests include: Arthroscopic cartilage repair and transplantation, anterior cruciate ligament (ACL) reconstruction, rotator cuff, and labrum tears.
Dr. Glashow received his medical degree from Cornell University Medical College, completed his residency at Lenox Hill Hospital in Orthopaedic Surgery. Dr. Glashow went on to the Southern California Orthopedic Institute/UCLA in Los Angeles, California earning a subspecialty fellowship training in Sports Medicine and Arthroscopic surgery: followed by a traveling shoulder fellowship in London, Ontario, and the University of Texas at San Antonio.
Castle Connolly, a major healthcare research company, has repeatedly ranked him one of America’s Best Doctors. New York magazine has featured him in numerous annual Best Doctors issues, and he has been listed as one of New York Metro Area’s Best Doctors every year since 2000.

Specialties: Specializing exclusively in shoulder, knee and hip injuries including advanced arthroscopic all-inside anterior cruciate ligament (ACL) reconstruction, double-row suture bridge rotator cuff repairs, as well as state of the art techniques to repair labral, meniscal and condral injuries.

Experience

J.L. Glashow, M.D. P.C.

Orthopedic Surgeon/Sports Medicine
1991 - Present (33 years)
737 Park Ave. New York, NY 10021-3226 (212) 794-5096

Orthopaedic/Sports Medicine Surgeon specializing in the treatment of Shoulder/Knee and Sports Injuries

Mount Sinai Hospital

Associate Clinical Professor of Orthopaedic Surgery, Co- Chief of Sports Med
1990 - Present (34 years)
100th Street and Fifth Ave. New York, N.Y. 10029

Education

Cornell University Medical College

Doctor of Medicine · (1982 - 1984)

Washington University in St. Louis

Bachelor of Arts, Biology · (1975 - 1979)